UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

SMITHFIELD FOODS, INC.

(Name of Issuer)

Common Stock, Par Value $0.50 per share

(Title of Class of Securities)

832248 10 8

(CUSIP Number)

Michael Mayberry

Associate General Counsel

Continental Grain Company

277 Park Avenue

New York, NY 10172

Tel. No.: (212) 207-5390

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 832248 10 8		SCHEDULE 13D

1	Name of Reporting Person or Continental Grain Company (f/k/a ContiGroup Companies, Inc.)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 8,106,099

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 8,106,099

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,106,099

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.84%

14	Type of Reporting Person CO

CUSIP No. 832248 10 8		SCHEDULE 13D

1	Name of Reporting Person or Arlon Opportunities Master LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 184,811

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 184,811

11	Aggregate Amount Beneficially Owned by Each Reporting Person 184,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.13%

14	Type of Reporting Person PN

CUSIP No. 832248 10 8		SCHEDULE 13D

1	Name of Reporting Person or Paul J. Fribourg

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 277,953

	8	Shared Voting Power 8,106,099

	9	Sole Dispositive Power 277,953

	10	Shared Dispositive Power 8,106,099

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,330,052

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.04%

14	Type of Reporting Person IN

CUSIP No. 832248 10 8		SCHEDULE 13D

1	Name of Reporting Person or Charles Fribourg

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 25,500

	8	Shared Voting Power 8,142,200

	9	Sole Dispositive Power 25,500

	10	Shared Dispositive Power 8,142,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,167,700

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.89%

14	Type of Reporting Person IN

CUSIP No. 832248 10 8		SCHEDULE 13D

1	Name of Reporting Person or Celine Fribourg

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 36,101

	8	Shared Voting Power 25,500

	9	Sole Dispositive Power 36,101

	10	Shared Dispositive Power 25,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 61,601

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) less than 0.1%

14	Type of Reporting Person IN

CUSIP No. 832248 10 8	SCHEDULE 13D

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby amends the Schedule 13D originally filed on May 17, 2007 and amended by Amendment No. 1 thereto filed on October 17, 2007, Amendment No. 2 thereto filed on January 31, 2008, Amendment No. 3 thereto filed on March 4, 2008, Amendment No. 4 thereto filed on October 30, 2008, Amendment No. 5 thereto filed on September 18, 2009, Amendment No. 6 thereto filed on June 16, 2010 and Amendment No. 7 filed on March 7, 2013 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.50 per share (the “Common Stock”), of Smithfield Foods, Inc., a Virginia corporation (the “Company” or the “Issuer”).

Item 1.    Security and Issuer.

No material change.

Item 2.    Identity and Background.

No material change.

Item 3.    Source and Amount of Funds or Other Consideration

No material change.

Item 4.    Purpose of Transaction.

This Item 4 is hereby amended by adding the following after the last paragraph:

“On April 25, 2013, CGC publicly issued a presentation titled “Smithfield Foods: It’s Time to Focus on Shareholder Return”. The presentation sets out CGC’s analysis of the Issuer’s ongoing record of underperformance and the basis for CGC’s belief that, despite its valuable assets, the Issuer will not realize its potential without an overhaul in strategic direction, significant operational improvements and balance sheet maximization. The presentation goes on to propose an action plan for recovering shareholder value at the Issuer, including by divesting underperforming assets, reinvesting proceeds in additional share purchases, restructuring to improve profitability and improving corporate governance by adding new directors and managers with relevant experience and aligning management compensation with shareholder returns. The presentation is attached to this Schedule 13D as Exhibit 99.1 and is incorporated herein by reference.

CGC intends to make a filing with the Securities and Exchange Commission of a definitive proxy statement and an accompanying proxy card to be used to solicit proxies in connection with the 2013 Annual Meeting of Stockholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the “2013 Annual Meeting”) of the Issuer.  Information relating to the participants in such proxy solicitation can be found in this Schedule 13D, as amended. Stockholders are advised to read the definitive proxy statement and other documents related to the solicitation of stockholders of the Issuer for use at the 2013 Annual Meeting when they become available because they will contain important information, including additional information relating to the participants in such proxy solicitation. When completed and available, CGC’s definitive proxy statement and a form of proxy will be mailed to stockholders of the Company. These materials and other materials filed by CGC in connection with the solicitation of proxies will be available at no charge at the Securities and Exchange Commission’s website at www.sec.gov.

In addition to CGC, each of the Reporting Persons may be deemed to be participants in the proxy solicitation by CGC in connection with the 2013 Annual Meeting.”

Item 5.    Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated in its entirety as follows:

“All calculations of percentage ownership in this Schedule 13D are based on a total of 138,763,415 shares of Common Stock outstanding as of March 1, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended January 27, 2013.

CUSIP No. 832248 10 8	SCHEDULE 13D

AOM owns 184,811 shares of Common Stock (approximately 0.13% of the total shares of Common Stock outstanding). AOM has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 184,811 shares of Common Stock.

CGC beneficially owns 8,106,099 shares of Common Stock (approximately 5.84% of the total number of shares of Common Stock outstanding). CGC has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 8,106,099 shares of Common Stock. The 8,106,099 shares of Common Stock includes the 184,811 shares directly owned by AOM. CGC may be deemed to share voting and investment power with respect to the shares of Common Stock owned directly by AOM by virtue of being the managing member of the general partner of AOM and directly and through one of its subsidiaries holds a majority interest in AOM.

Mr. Paul Fribourg directly owns 277,953 shares of Common Stock (approximately 0.20% of the total number of shares of Common Stock outstanding). Mr. Paul Fribourg has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 277,953 shares of Common Stock. Of these shares of Common Stock, 11,293 are phantom shares of the Issuer. The phantom stock is payable in shares of Common Stock during the ten years following Mr. Paul Fribourg’s termination as a director of the Issuer. Mr. Paul Fribourg has the sole power to vote or direct the vote of any shares of Common Stock received in respect of such phantom stock.

Mr. Paul Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by CGC and AOM by virtue of being the Chairman, Chief Executive Officer and President of CGC. In addition, Mr. Paul Fribourg is one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of Mr. Paul Fribourg’s family that collectively control a majority interest in CGC. As a result, Mr. Paul Fribourg may be deemed to beneficially own the shares directly owned by CGC.

Mr. Paul Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by CGC and AOM except to the extent of his pecuniary interest.

Mr. Charles A. Fribourg personally owns 25,500 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding).  He has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 25,500 shares of Common Stock.  Mr. Charles A. Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by CGC and AOM by virtue of being a director of CGC.  He is also one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of his family that collectively control a majority interest in CGC. As a result, he may be deemed to beneficially own the shares directly owned by CGC.  He may also be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by his spouse, Mrs. Celine Fribourg.  Mr. Charles A Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by CGC, AOM and Mrs. Celine Fribourg except to the extent of his pecuniary interest.

Mrs. Celine Fribourg personally owns 36,101 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding).  She has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 36,101 shares of Common Stock.  Mrs. Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by her spouse, Mr. Charles A. Fribourg.   Mrs. Celine Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by Mr. Charles A. Fribourg except to the extent of her pecuniary interest.

Mr. Zimmerman beneficially owns 11,678 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding). Mr. Zimmerman has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such shares.

The Reporting Persons may be deemed to be a group for the purposes of Section 13(d) of the Exchange Act. This filing shall not constitute an admission by the Reporting Persons that they are a group for such purpose. The Reporting Persons collectively own 8,445,653 shares of Common Stock (approximately 6.09% of the total number of shares of Common Stock outstanding).

CUSIP No. 832248 10 8	SCHEDULE 13D

The following table sets forth all transactions with respect to the shares of Common Stock effected by any of the Reporting Persons within the last 60 days.  All such transactions were effected in the open market.

			Total	Average Price
Entity	Trade Date	Transaction	Shares	Per Share $
Arlon Opportunities Master LP	3/1/2013	Sold	117	22.0800
Arlon Opportunities Master LP	3/1/2013	Bought	117	22.0800
Arlon Opportunities Master LP	3/12/2013	Bought	54,000	26.6090
Arlon Opportunities Master LP	4/1/2013	Bought	316	26.4200
Arlon Opportunities Master LP	4/1/2013	Sold	316	26.4200
Continental Grain Company	3/5/2013	Sold	439,099	22.4719
Continental Grain Company	3/6/2013	Sold	315,000	22.3883
Continental Grain Company	3/7/2013	Sold	417,000	24.1940
Continental Grain Company	4/1/2013	Sold	136,182	25.9048
Continental Grain Company	4/2/2013	Sold	123,200	25.9916
Continental Grain Company	4/3/2013	Sold	88,000	25.6090
Continental Grain Company	4/23/2013	Bought	79,000	25.4230
Continental Grain Company	4/24/2013	Bought	268,382	25.7867
Mr. Paul Fribourg	4/1/2013	Sold	34,000	26.0423
Mr. Paul Fribourg	4/2/2013	Sold	30,800	26.0387
Mr. Paul Fribourg	4/3/2013	Sold	15,500	25.5490
Mr. Paul Fribourg	4/24/2013	Bought	80,300	25.7965

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by of the Reporting Persons.”

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

CUSIP No. 832248 10 8	SCHEDULE 13D

Item 7.    Material to be Filed as Exhibits.

Exhibit 1:	Agreement Regarding the Joint Filing of Schedule 13D, by and between the Reporting Persons (replaces previously filed exhibit).

Exhibit 99.1:	Presentation regarding Smithfield Foods, Inc., by Continental Grain Company, dated April 2013.

CUSIP No. 832248 10 8	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 2013

CONTINENTAL GRAIN COMPANY

By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg
Title: Chief Executive Officer and President

ARLON OPPORTUNITIES MASTER LP

By:	Arlon Opportunities Investors GP LLC,
its General Partner

By:	Continental Grain Company,
its managing member

By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg
Title: Chief Executive Officer and President

/s/ Paul J. Fribourg
Paul J. Fribourg

/s/ Charles A. Fribourg
Charles A. Fribourg

/s/ Celine Fribourg
Celine Fribourg